Radale Imports, Inc.
                      ------------------------------------




March 26, 2007




U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Emerging Growth Companies
100 F Street, Northeast, Mail Stop 3561
Washington, DC 20549

ATTENTION TIA L. JENKINS, SENIOR ASSISTANT CHIEF ACCOUNTANT

         Re:      Radale Imports, Inc.
                  Form 10-KSB/A1 for Fiscal Year Ended March 31, 2006 Filed September 1, 2006
                  File No. 0-49708
                  SEC Comment Letter dated March 23, 2007

Dear Ms. Jenkins:

     With regard to the above-referenced SEC comment letter, please be advised as follows with reference to the indicated comment numbers.

Form 10-KSB/A1 for FYE March 31, 2006

Item 8A. Controls and Procedures, page 3

1. Radale Imports, Inc. confirms that the disclosure controls and procedures are designed to provide reasonable assurance as disclosed and that the disclosure controls and procedures are effective at the reasonable assurance level. Set forth below is the revised compliant narrative we will disclose in all future Exchange Act filings.

          Evaluation of disclosure controls and procedures. The Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective and provide reasonable assurances that the information the Company is required to disclose in the reports it files or submits under the Securities Exchange Act of 1934 is


   P.O. Box 1990, Rancho Santa Fe, CA 92075 Tel. 858-756-3011 Fax 858-756-3295
                                ledofc@gmail.com

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U.S. Securities and Exchange Commission  2                        March 26, 2007

     reports it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time period required by the Commission's rules and forms. Further, the Company's officers concluded that its disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to its management, including its chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. There were no significant changes in the Company's internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.

2. Radale Imports, Inc. confirms that its officers concluded that its disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to its management, including its chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Set forth above in the response to Comment No. 1 is the revised compliant narrative that we will disclose in all future Exchange Act filings.

General

3.   Radale Imports, Inc. acknowledges that:

     o the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


     We are filing Amendment No. 2 to Form 10-KSB for Fiscal Year Ended March 31, 2006, which amendment contains the revised compliant narratives described above.

Sincerely,

/s/ Lee D. Dodson

Lee D. Dodson, Chief Executive Officer

Enclosure


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U.S. Securities and Exchange Commission  3                        March 26, 2007

Copy:    Thomas J. Kenan, Esq. (w/enclosure)
         Robert Sporl, CPA (w/enclosure)